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Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

	Year-Ended December 31,
(in thousands)	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations	$(42,556)	$(52,371)	$7,435	$42,304	$91,392
Fixed charges	42,111	37,753	22,767	13,539	31,113

Total earnings	$(445)	$(14,618)	$30,202	$55,843	$122,505
Fixed Charges
Interest Expense	$42,014	$37,658	$20,395	$13,458	$31,038
Estimated interest portion within rental expense	97	95	94	81	75
Write-off of deferred financing costs	—	—	2,278	—	—

Total fixed charges	$42,111	$37,753	$22,767	$13,539	$31,113
Ratio of earnings to fixed charges(1)	—	—	1.3x	4.1x	3.9x

(1)
Earnings were insufficient to cover fixed charges by $42.6 million and $52.4 million, for the years ended December 31, 2012 and 2011, respectively.

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  Exhibit 12.1